Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2009	2010	2011	2012	2013	2014
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(890)	$(9,122)	$(6,255)	$(304)	$5,493	$15,394
Interest expense, net of amortization of premium/discount	24,585	22,179	18,318	14,390	17,526	20,656
Amortization of deferred financing fees	1,047	1,276	1,246	1,215	1,758	2,156
Distributed income of equity investees	393	388	549	277	71	45
Portion of rent expense representative of interest	327	687	1,885	2,244	2,605	3,027
Total earnings	$25,462	$15,408	$15,743	$17,822	$27,453	$41,278

Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$24,585	$22,179	$18,318	$14,390	$17,526	$20,656
Capitalized interest	554	13	911	3,884	5,038	5,767
Amortization of deferred fees	1,047	1,276	1,246	1,215	1,758	2,156
Portion of rent expense representative of interest	327	687	1,885	2,244	2,605	3,027
Total fixed charges	$26,513	$24,155	$22,360	$21,733	$26,927	$31,606

Consolidated ratio of earnings to fixed charges (1)	—	—	—	—	1.0	1.3

(1)	For the years ended December 31, 2010, 2011 and 2012 fixed charges exceeded earnings by $8,747, $6,617 and $3,911 respectively.

(2)
As of December 31, 2013 and 2012, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.